Exhibit (a)(11)

Print Confirmation

Your Election information has been recorded as follows:

Grant Date	Option Number	Original Price Per Share	Number of Shares Subject to Tender Offer (“Eligible Options”)	New Exercise Price	Cash Amount Payable in January 2008
Jul 02, 2001	00019076	$35.01	73	$35.03	$1.46

Amend Eligible Options?    Yes  ☑    No  ☐

PRINT THIS PAGE by clicking the PRINT ELECTION INFORMATION button below and save a copy. This will serve as a confirmation statement in the event our system does not register your election or provide you with an emailed “Election Confirmation Statement” within one business day after your submission. If you do not receive a confirmation email within one business day after your submission, please forward a copy of your printed Election Information Statement via email to employeeservices-stock@citrix.com.